HSN, Inc.

1 HSN Drive

St. Petersburg, FL 33729

July 24, 2009

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 30549

Re:	HSN, Inc.

Form S-1

SEC File No. 333-152697

Dear Mr. Owings:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-1, as amended (File No. 333-152697), of HSN, Inc., a Delaware corporation (the “Company”), be declared effective at 9 a.m., New York City time, on July 27, 2009, or as promptly as practicable thereafter. We respectfully request that we be notified of such effectiveness by a telephone call to Linda C. Frazier at (727) 872-4980 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

July 24, 2009

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Linda C. Frazier
Linda C. Frazier
Vice President and Senior Counsel

cc:	Mr. Robert W. Errett

Staff Attorney

Division of Corporation Finance

Facsimile No. (202) 772-9204